Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

January 21, 2016

between

CHIPMOS TECHNOLOGIES INC.

and

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

i

ii

Exhibits

Exhibit A	Bermuda Merger Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of January 21, 2016 between ChipMOS TECHNOLOGIES INC., a company limited by shares incorporated under the laws of the Republic of China (“ChipMOS Taiwan”) and ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company with limited liability incorporated under the laws of Bermuda (“IMOS”).

W I T N E S S E T H :

WHEREAS, it is proposed that IMOS shall merge with and into ChipMOS Taiwan (the “Merger”), with ChipMOS Taiwan continuing as the surviving company in the Merger, upon the terms and subject to the conditions of this Agreement and the Bermuda Merger Agreement (as defined below), and pursuant to and in accordance with the Bermuda Companies Act (as defined below), the ROC Business M&A Act (as defined below) and the ROC Company Act (as defined below);

WHEREAS, the board of directors of ChipMOS Taiwan has: (i) approved and adopted this Agreement, the Bermuda Merger Agreement and the Merger; and (ii) proposed the approval and adoption of this Agreement, the Bermuda Merger Agreement and the Merger by the shareholders of ChipMOS Taiwan; and

WHEREAS, the board of directors of IMOS has unanimously: (i) approved and declared that the Merger is advisable and fair to, and in the best interests of IMOS and its shareholders; (ii) approved and adopted this Agreement, the Bermuda Merger Agreement and the Merger; and (iii) recommended the approval and adoption of this Agreement, the Bermuda Merger Agreement and the Merger by the shareholders of IMOS;

NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by IMOS from and after the date of this Agreement that contains reasonably customary confidentiality and other terms.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of IMOS and its Subsidiaries or 15% or more of any class of equity or voting securities of IMOS or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of IMOS, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of IMOS or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of IMOS, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving IMOS or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of IMOS or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Transactions.

“ADR” means a sponsored American depositary receipt.

“ADS Shares Number” means 20.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Bermuda Companies Act” means the Companies Act 1981 of Bermuda, as amended.

“Bermuda Merger Agreement” means the statutory merger agreement between IMOS and ChipMOS Taiwan substantially in the form attached hereto as Exhibit A.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Taipei, Bermuda or New York are authorized or required by Applicable Law to close.

“ChipMOS Taiwan ADSs” means the American depositary shares of ChipMOS Taiwan to be issued by the Depositary Bank under the Deposit Agreement, with each ChipMOS Taiwan ADS representing 20 ChipMOS Taiwan Shares.

“ChipMOS Taiwan Board” means the board of directors of ChipMOS Taiwan.

“ChipMOS Taiwan Shares” means the common shares, par value NT$10 each, of ChipMOS Taiwan.

“ChipMOS Taiwan Dissenting Holder” means any holder of ChipMOS Taiwan Shares who did not vote in favor of the Merger and who complies with all of the provisions of the ROC Business M&A Act concerning the right of holders of ChipMOS Taiwan Shares to require appraisal of their ChipMOS Taiwan Shares pursuant to Article 12 of the ROC Business M&A Act.

“ChipMOS Taiwan Dissenting Shares” means ChipMOS Taiwan Shares held by any ChipMOS Taiwan Dissenting Holder.

“ChipMOS Taiwan Shareholder” means any holder of ChipMOS Taiwan Shares.

“ChipMOS Taiwan Shareholder Approval” means the affirmative vote, at a duly convened ChipMOS Taiwan Shareholder Meeting, at which a quorum is present in accordance with the Articles of Incorporation of (i) a majority of the votes present at the ChipMOS Taiwan Shareholder Meeting attended by holders of at least two-thirds of the issued and outstanding ChipMOS Taiwan Shares, or (ii) at least two-thirds of the votes present at the ChipMOS Taiwan Shareholder Meeting attended by holders of at least a majority but less than two-thirds of the issued and outstanding ChipMOS Taiwan Shares, to approve and adopt this Agreement, the Bermuda Merger Agreement, and the Merger and the other Transactions, either of which approval shall in addition constitute a majority of the votes present at the ChipMOS Taiwan Shareholder Meeting attended by holders of a majority of the issued and outstanding ChipMOS Taiwan Shares, to approve and adopt the capital increase, issuance of new ChipMOS Taiwan Shares and the issuance of the ChipMOS Taiwan ADSs in the Merger.

“Closing Date” means the date on which the Closing actually occurs.

“Convocation Notice” means the Convocation Notice to be sent to the ChipMOS Taiwan Shareholders in connection with the ChipMOS Taiwan Shareholder Meeting, together with any amendments or supplements thereto.

“Depositary Bank” means Citibank, N.A. in its capacity as the ChipMOS ADS depositary in the United States or any other reputable U.S. national bank reasonably acceptable to the parties.

“Exchange Ratio” means 0.9355.

“Form 8-A” means the registration statement on Form 8-A to register the ChipMOS Taiwan Shares to be issued in connection with the Merger in the form of ChipMOS Taiwan ADSs, pursuant to the 1934 Act, together with any amendments or supplements thereto.

“Form F-4” means the registration statement on Form F-4 to register the ChipMOS Taiwan Shares to be issued in connection with the Merger in the form of ChipMOS Taiwan ADSs, pursuant to the 1933 Act, together with any amendments or supplements thereto.

“Form F-6” means the registration statement on Form F-6 to register the ChipMOS Taiwan ADSs to be issued in the Merger, pursuant to the 1933 Act, together with any amendments or supplements thereto.

“IFRS” means International Financial Reporting Standards.

“IMOS Board” means the board of directors of IMOS.

“IMOS Disclosure Schedule” means the disclosure schedule delivered by IMOS to ChipMOS Taiwan upon the execution and delivery date of this Agreement.

“IMOS Dissenting Holder” means any holder of IMOS Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of IMOS Shares to require appraisal of their IMOS Shares pursuant to the Bermuda Companies Act.

“IMOS Dissenting Shares” means IMOS Shares held by any IMOS Dissenting Holder.

“IMOS Equity Award” means any IMOS SAR and any IMOS Share Option.

“IMOS SAR” means any share appreciation right of IMOS granted under any IMOS Share Plan.

“IMOS Share Option” means any option to purchase IMOS Shares granted under any IMOS Share Plan.

“IMOS Share Plans” means the IMOS Share Option Plans of 2001, 2006 and 2011 and the IMOS SAR Plans of 2006, 2008 and 2013, respectively, as the same may be amended from time to time by the IMOS Board in accordance with this Agreement.

“IMOS Shareholder” means any holder of IMOS Shares.

“IMOS Shareholder Approval” means the affirmative vote, at a duly convened IMOS Shareholder Meeting, at which a quorum is present in accordance with the Bye-Laws of IMOS Shareholders holding IMOS Shares representing at least seventy percent (70%) of the total voting rights of all the IMOS Shareholders having the right to vote at such meeting, to approve and adopt this Agreement, the Bermuda Merger Agreement, and the Merger and the other Transactions.

“IMOS Shares” means the common shares, par value US$0.04 each, of IMOS.

“Legal Actions” means legal actions, claims, demands, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Minister” means the Minister of Economic Development in Bermuda.

“NASDAQ” means the NASDAQ Global Select Market.

“1933 Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Per Share Value” means the sum of (i) the Cash Consideration, plus (ii) the product of (x) the average closing price for a ChipMOS Taiwan Share on the TSEC for the 10 consecutive trading days ending with the third complete trading day immediately prior to, but not including, the Closing Date, in US$ based on the average closing NT$:US$ buying cash rate published by the Bank of Taiwan for those trading days, multiplied by (y) 18.71.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proxy Statement/Prospectus” means the proxy statement/prospectus to be sent to the IMOS Shareholders in connection with the IMOS Shareholder Meeting and included in the Form F-4 filed with the SEC, together with any amendments or supplements thereto.

“ROC” means the Republic of China.

“ROC Approvals” means all approvals, consents, notifications, permits or licenses issued by applicable Governmental Authority in the ROC required for the consummation of the Merger or the other Transactions, including the required approvals of the Investment Commission of the Ministry of Economic Affairs, the Financial Supervisory Commission, the Central Bank of the ROC and the TSEC.

“ROC Business M&A Act” means the ROC Business Mergers and Acquisitions Act, as amended.

“ROC Company Act” means the ROC Company Act, as amended.

“Schedule 13E-3” means the joint Rule 13e-3 transaction statement on Schedule 13E-3 to be filed with the SEC in connection with the Merger, together with any amendments or supplements thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of the “Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any Person (other than ChipMOS Taiwan) on terms that the IMOS Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the IMOS Board considers to be appropriate (including all the terms and conditions of the Acquisition Proposal, including any break-up fees, conditions to consummation, the timing and likelihood of consummation of such proposal), are more favorable to IMOS and the IMOS Shareholders than the Transactions, taking into account any change to the Transactions proposed by ChipMOS Taiwan.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns, claims for refunds or any document with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information (and any attachments thereto).

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than ChipMOS Taiwan or any of its Affiliates.

“Transactions” means the transactions contemplated by this Agreement and the Bermuda Merger Agreement, including the Merger.

“TSEC” means the Taiwan Stock Exchange Corporation.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition Agreement	6.03(a)(iv)
ADR Facility	7.04
Agreement	Preamble
Articles of Incorporation	3.01
Bermuda Merger Notice	2.01(b)
Bermuda Registrar	2.01(b)
Bermuda Certificate of Merger	2.01(b)
Bye-Laws	4.01
Cash Consideration	2.03(a)(i)
Certificates	2.04(a)(i)
Change of Recommendation	6.03(b)(iv)
ChipMOS Taiwan	Preamble
ChipMOS Taiwan Board Recommendation	5.02(b)
ChipMOS Taiwan Disclosure Documents	4.07(b)
ChipMOS Taiwan Securities	5.05(b)
ChipMOS Taiwan Shareholder Meeting	7.03
Chosen Courts	11.08
Closing	2.02
D&O Insurance	7.02(b)
Deposit Agreement	7.04
Disclosure Filings	4.07(b)(iii)(B)
DTC	2.04(b)
Effective Time	2.01(b)
e-mail	11.01
End Date	10.01(b)(i)
Exchange Agent	2.04(a)
IMOS	Preamble
IMOS Appraised Fair Value	2.05
IMOS Board Recommendation	4.02(b)(iii)
IMOS Equity Award Payment	2.07(a)(ii)
IMOS SAR Payment	2.07(a)(ii)
IMOS Securities	4.05(b)
IMOS Option Payment	2.07(a)(i)
IMOS Shareholder Meeting	6.02
Indemnified Person	7.02(a)
Matching Period	6.03(d)
Merger	Preamble
Merger Consideration	2.03(a)(i)
Memorandum of Association	4.01
Representatives	6.03(a)
Reverse Termination Fee	11.04(b)(iii)
Share Consideration	2.03(a)(i)
Superior Proposal Notice	6.03(d)
Surviving Company	2.01(a)
Termination Fee	11.04(b)(i)
Transaction Approvals	4.03
Uncertificated Shares	2.04(a)(ii)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger; Effective Time. (a) At the Effective Time and subject to and upon the terms and conditions of this Agreement, the Bermuda Merger Agreement and the applicable provisions of the Bermuda Companies Act and the ROC Business M&A Act, (i) IMOS shall be merged with and into ChipMOS Taiwan, (ii) the separate corporate existence of IMOS shall cease, and (iii) ChipMOS Taiwan shall, as the surviving company in the Merger (the “Surviving Company”), continue its existence under the ROC Company Act. The Chinese name of the Surviving Company shall be “ ” and the English name of the Surviving Company shall be “ChipMOS TECHNOLOGIES INC.”. As of the Effective Time, the authorized capital of the Surviving Company is expected to be NT$14,500,000,000. The Merger shall constitute a merger pursuant to the applicable provisions of the Bermuda Companies Act and the ROC Business M&A Act.

(b) Subject to and upon the terms and conditions of this Agreement and the Bermuda Merger Agreement, on or prior to the Closing Date, the parties shall cause (i) the Bermuda Merger Agreement to be executed and delivered, (ii) an application by IMOS to be made to the Minister for the purpose of the Minister approving the Merger and the continuance of the Surviving Company, (iii) a notice of the Merger together with all matters required to be attached thereto or contained therein (the “Bermuda Merger Notice”) to be prepared, executed and delivered to the Registrar of Companies in Bermuda (the “Bermuda Registrar”) as provided under and in accordance with section 104C of the Bermuda Companies Act, and (iv) a request to be included in the Bermuda Merger Notice that the Bermuda Registrar provide in the certificate of merger with respect to the Merger (the “Bermuda Certificate of Merger”) that the effective time of the Merger will be the date specified in the Bermuda Merger Agreement or at such other subsequent date as ChipMOS Taiwan and IMOS may agree pursuant to the terms of the Bermuda Merger Agreement in accordance with the Bermuda Companies Act, the ROC Business M&A Act and the ROC Companies Act (the “Effective Time”).

(c) At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Bermuda Certificate of Merger and the applicable provisions of the Bermuda Companies Act, the ROC Business M&A Act and the ROC Company Act. Without limitation of the foregoing, and subject thereto, at the Effective Time: (i) the merger of IMOS with and into ChipMOS Taiwan and the vesting of their undertaking, property and liabilities in the Surviving Company shall become effective; (ii) the property of each of IMOS and ChipMOS Taiwan shall become the property of the Surviving Company; (iii) the Surviving Company shall continue to be liable for the obligations and liabilities of each of IMOS and ChipMOS Taiwan; (iv) any existing cause of action, claim or liability to prosecution shall be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against each of IMOS and ChipMOS Taiwan may continue to be prosecuted by or against the Surviving Company; and (vi) a conviction against, or ruling, order or judgment in favor of or against, IMOS or ChipMOS Taiwan may be enforced by or against the Surviving Company.

(d) At the Effective Time, ChipMOS Taiwan shall issue approximately 510,595,000 ChipMOS Taiwan Shares, in respect of the ChipMOS Taiwan ADSs to be issued as Share Consideration, based on the number of outstanding IMOS Shares as of December 31, 2015 as set forth in Section 4.05(a), to be deposited with the Depositary Bank pursuant to Section 2.04.

Section 2.02. Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at the offices of ChipMOS Taiwan, Room 801, No. 1, R&D Rd., Hsinchu Science Park, Hsinchu, Taiwan 30075, ROC, as soon as possible, but in any event no later than five (5) Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the parties may mutually agree.

Section 2.03. Conversion of IMOS Shares; Merger Consideration. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the parties or the holders of IMOS Shares or ChipMOS Taiwan Shares, each IMOS Share issued and outstanding immediately prior to the Effective Time (i) shall be converted into the right to receive (x) a number of ChipMOS Taiwan ADSs equal to the Exchange Ratio (the “Share Consideration”), and (y) an amount in cash equal to US$3.71 (the “Cash Consideration”, and together with the Share Consideration, together with any cash in lieu of fractional ChipMOS Taiwan ADSs pursuant to Section 2.09, the “Merger Consideration”), and (ii) shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and, subject to Section 2.05, shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.04(f), in each case to be issued or paid in accordance with Section 2.04, without interest. For the avoidance of doubt, the Share Consideration into which each IMOS Share issued and outstanding immediately prior to the Effective Time shall be converted pursuant to Section 2.03(a)(i)(x) is 0.9355 ChipMOS Taiwan ADS, representing 18.71 ChipMOS Taiwan Shares, subject to the application of Section 2.09 to any fractional ChipMOS Taiwan ADS to which any holder of IMOS Shares would otherwise be entitled to.

(b) The parties agree and acknowledge that the Merger Consideration is based on the respective reviewed financial statements of ChipMOS Taiwan and IMOS as of September 30, 2015, considering the factors of operating results, financial status, market price of IMOS and ChipMOS Taiwan stock, and the prospects of both companies.

Section 2.04. Surrender and Payment. (a) Prior to the Effective Time, ChipMOS Taiwan shall appoint Citibank N.A., or any other reputable U.S. national bank reasonably acceptable to the parties, to act as agent of ChipMOS Taiwan (the “Exchange Agent”) for the purpose of exchanging the Merger Consideration for (i) certificates representing IMOS Shares (the “Certificates”) or (ii) uncertificated IMOS Shares (the “Uncertificated Shares”). At or substantially concurrently with the Effective Time, ChipMOS Taiwan shall (A) deposit, or cause to be deposited with the Depositary Bank (or a custodian designated by the Depositary Bank), a number of ChipMOS Taiwan Shares equal to the product of (x) the aggregate number of ChipMOS Taiwan ADSs to be issued as Share Consideration, multiplied by (y) the ADS Shares Number, and (B) deposit with the Exchange Agent, for the benefit of the IMOS Shareholders, for exchange in accordance with this Section 2.04, through the Exchange Agent, (x) immediately available funds sufficient to pay the aggregate Cash Consideration payable pursuant to Section 2.03, together with any cash in lieu of fractional ChipMOS Taiwan ADSs pursuant to Section 2.09, and (y) the receipts (or uncertificated book-entries, as applicable) representing such aggregate number of ChipMOS Taiwan ADSs. Prior to the Effective Time, ChipMOS Taiwan shall authorize and instruct the Depositary Bank to issue at the Effective Time and to deposit with the Exchange Agent, for the benefit of the IMOS Shareholders, the ChipMOS Taiwan ADSs evidencing such ChipMOS Taiwan Shares in accordance with this Agreement. Promptly after the Effective Time, ChipMOS Taiwan shall cause the Exchange Agent to send, to each holder of record of Certificates representing IMOS Shares at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in the surrender of Certificates for the Merger Consideration.

(b) Each holder of IMOS Shares that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon surrender to the Exchange Agent of the IMOS Shares (A) the number of whole ChipMOS Taiwan ADSs that such holder has the right to receive pursuant to the provisions of this Article 2, after taking into account all the IMOS Shares then held by such holder, and (B) a check for the full amount of cash that such holder has the right to receive pursuant to the provisions of this Article 2, including the Cash Consideration, cash in lieu of fractional ChipMOS Taiwan ADSs, certain dividends or other distributions, if any, in accordance with Section 2.04(f), in each case less any required withholding of Taxes. Holders of IMOS Uncertificated Shares shall not be required to take any actions to surrender their IMOS Uncertificated Shares to the Exchange Agent (such holders shall be deemed to have surrendered their IMOS Shares to the Exchange Agent immediately after the Effective Time). Holders of IMOS Certificated Shares shall be required to surrender the Certificates representing such IMOS Shares to the Exchange Agent with a duly completed and signed letter of transmittal in order to receive the Merger Consideration and applicable dividends or other distributions under Section 2.04(f). Certificates or Uncertificated Shares so surrendered or transferred will forthwith be canceled. ChipMOS Taiwan ADSs shall be accepted into The Depository Trust Company (“DTC”) and issued in uncertificated book-entry form to such account as shall be specified by the DTC, unless a physical ADR is requested or otherwise required by Applicable Law, in which case ChipMOS Taiwan shall cause the Exchange Agent to send an ADR representing such ChipMOS Taiwan ADSs to DTC. ChipMOS Taiwan shall cause the Exchange Agent to coordinate the exchange of IMOS Shares for the Merger Consideration promptly after the Effective Time, and issue to holders of Uncertificated Shares (x) a statement evidencing the issuance of the applicable ChipMOS Taiwan ADSs under the name of such holder and (y) a check for the applicable Cash Consideration and for any applicable cash-in-lieu payment. Until surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.04(f). No interest will be paid or will accrue on any Merger Consideration or unpaid dividends and other distributions, if any, payable to holders of Certificates or Uncertificated Shares pursuant to this Article 2.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be accompanied by a duly executed instrument of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of IMOS Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.04(a) that remains unclaimed by the holders of IMOS Shares six months after the Effective Time shall be returned to ChipMOS Taiwan, upon demand, and any such holder who has not exchanged IMOS Shares for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to ChipMOS Taiwan for payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.04(f), in respect of such shares without any interest thereon. Notwithstanding the foregoing, ChipMOS Taiwan shall not be liable to any holder of IMOS Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of IMOS Shares two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of ChipMOS Taiwan free and clear of any claims or interest of any Person previously entitled thereto. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.04(a) for IMOS Shares for which appraisal rights have been perfected shall be returned to ChipMOS Taiwan upon demand.

(f) No dividends or other distributions with respect to ChipMOS Taiwan ADSs constituting part of the Merger Consideration, and no cash payment in lieu of fractional ChipMOS Taiwan ADSs as provided in Section 2.09, shall be paid to the holder of any Certificates not surrendered until such Certificates are surrendered, as the case may be, as provided in this Section 2.04. Following such surrender, there shall be paid, without interest, to the Person in whose name the Certificates have been registered, (i) at the time of such surrender, the amount of any cash payable in lieu of fractional ChipMOS ADSs to which such Person is entitled pursuant to Section 2.09 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender with respect to such securities, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to surrender or transfer and with a payment date subsequent to surrender or transfer payable with respect to such securities.

Section 2.05. IMOS Dissenting Holders. At the Effective Time, any IMOS Dissenting Shares shall be cancelled, and unless otherwise required by Applicable Law, be converted into the right to receive the Merger Consideration such holder is entitled to receive, and any holder of IMOS Dissenting Shares shall, in the event that the fair value of an IMOS Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “IMOS Appraised Fair Value”) is greater than the Merger Consideration, be entitled to receive such difference from IMOS if such appraisal is made before the Effective Time (and from the Surviving Company if such appraisal is made on or after the Effective Time) by payment made within thirty (30) days after such IMOS Appraised Fair Value is finally determined pursuant to such appraisal procedure. In the event that a IMOS Dissenting Shareholder fails to exercise, effectively withdraws or otherwise waives any right to appraisal such holder’s IMOS Dissenting Shares shall be cancelled and converted as of the Effective Time into the right to receive the Merger Consideration for each such IMOS Dissenting Share. IMOS shall provide ChipMOS Taiwan, to the extent permitted by Applicable Law, with the opportunity to participate with IMOS in, and to be regularly consulted by IMOS with respect to, any settlement negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act.

Section 2.06. ChipMOS Taiwan Dissenting Holders. Within 20 days after the date of the ChipMOS Taiwan Shareholder Approval, any ChipMOS Taiwan Dissenting Holder may exercise its appraisal right to require ChipMOS Taiwan to purchase its ChipMOS Taiwan Dissenting Shares, pursuant to and in accordance with Article 12 of the ROC Business M&A Act and other Applicable Laws. All ChipMOS Taiwan Dissenting Shares purchased by ChipMOS Taiwan pursuant to this Section 2.06 may be transferred to the Exchange Agent, cancelled or otherwise sold pursuant to Article 13 of the ROC Business M&A Act.

Section 2.07. Treatment of IMOS Equity Awards. (a) At the Effective Time, IMOS shall terminate the IMOS Share Plans, and:

(i) each outstanding IMOS Share Option, whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and IMOS Share Plan and, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product of (x) the total number of IMOS Shares subject to such IMOS Share Option immediately prior to the Effective Time and (y) the excess, if any, of the Per Share Value over the exercise price per IMOS Share of such cancelled IMOS Share Option, less applicable withholding taxes (such excess amounts payable hereunder, the “IMOS Option Payments”). For the avoidance of doubt, in the event that the product obtained by such calculation with respect to a IMOS Share Option is zero or a negative number than such IMOS Share Option shall, immediately prior to the Effective Time, be cancelled without consideration and such IMOS Share Option shall have no further force or effect; and

(ii) each outstanding IMOS SAR, whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and IMOS Share Plan and, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product of (x) the total number of IMOS Shares subject to such IMOS SAR immediately prior to the Effective Time and (y) the excess, if any, of the Per Share Value over the exercise price per IMOS Share of such cancelled IMOS SAR, less applicable withholding taxes (such amounts payable hereunder, the “IMOS SAR Payments” and together with the IMOS Option Payments, the “IMOS Equity Award Payments”). For the avoidance of doubt, in the event that the product obtained by such calculation with respect to an IMOS SAR is zero or a negative number than such IMOS SAR shall, immediately prior to the Effective Time, be cancelled without consideration and such IMOS SAR shall have no further force or effect.

(b) IMOS shall pay, or, to the extent not paid by IMOS prior to the Effective Time, the Surviving Company shall pay to each former holder of any IMOS Share Option or IMOS SAR outstanding immediately prior to the Effective Time, as promptly as practicable, but no later than the next regularly scheduled employee payroll date in the jurisdiction of such Person, after the Effective Time, the amount of IMOS Equity Award Payments payable to such Person holder pursuant to Section 2.07(a).

(c) Prior to the Effective Time, the IMOS Board shall take all actions necessary to effectuate the provisions of this Section 2.07.

Section 2.08. Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding share capital of IMOS or ChipMOS Taiwan shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of options outstanding as of the date hereof to purchase IMOS Shares granted under IMOS’ stock option or compensation plans or arrangements, the Merger Consideration, the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted, for which neither party is required to hold a shareholders’ meeting.

Section 2.09. Fractional ChipMOS Taiwan ADSs. No fractional ChipMOS Taiwan ADSs shall be issued in the Merger. All fractional ChipMOS Taiwan ADSs that any holder of Certificates or Uncertificated Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional ChipMOS Taiwan ADS results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price for a ChipMOS Taiwan Share on the TSEC on the trading day immediately preceding the Effective Time, in US$ based on the average closing NT$:US$ buying cash rate published by the Bank of Taiwan for such date, by the product of the fraction of a ChipMOS Taiwan ADS to which such holder would otherwise have been entitled, multiplied by the ADS Shares Number, which shall be distributed to such holder by the Exchange Agent with the Merger Consideration in accordance with Section 2.04.

Section 2.10. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Company and ChipMOS Taiwan shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. If the Exchange Agent, the Surviving Company or ChipMOS Taiwan, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the IMOS Shares in respect of which the Exchange Agent, the Surviving Company or ChipMOS Taiwan, as the case may be, made such deduction and withholding and provide the evidence of such deduction and withholding to the holders of the IMOS Shares.

Section 2.11. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the IMOS Shares represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING COMPANY

Section 3.01. Articles of Incorporation. The articles of incorporation of ChipMOS Taiwan (the “Articles of Incorporation”) in effect at the Effective Time shall be the articles of incorporation of the Surviving Company until amended in accordance with Applicable Law.

Section 3.02. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of ChipMOS Taiwan at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of ChipMOS Taiwan at the Effective Time shall be the officers of the Surviving Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF IMOS

Subject to Section 11.05, except as set forth in the IMOS Disclosure Schedule, IMOS represents and warrants to ChipMOS Taiwan that:

Section 4.01. Corporate Existence. IMOS is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of Bermuda. IMOS has heretofore made available to ChipMOS Taiwan true and complete copies of the memorandum of association (the “Memorandum of Association”) and bye-laws (the “Bye-Laws”) of IMOS as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by IMOS of this Agreement and the Bermuda Merger Agreement and the consummation by IMOS of the Transactions are within IMOS’ corporate powers and, except for the approval and adoption of this Agreement and the Bermuda Merger Agreement by the IMOS Shareholder Approval, have been duly authorized by all necessary corporate action on the part of IMOS. The IMOS Shareholder Approval is the only vote of the holders of any class or series of its share capital or other securities necessary to approve this Agreement, the Bermuda Merger Agreement and the consummation by IMOS of the Transactions. This Agreement constitutes a valid and binding agreement of IMOS enforceable against IMOS in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) By resolutions duly passed at a meeting duly called and held, the IMOS Board has unanimously: (i) determined that the Merger Consideration constitutes fair value for each IMOS Share in accordance with the Bermuda Companies Act and deemed it advisable and fair to, and in the best interests of, IMOS to enter into this Agreement and to consummate the Merger; (ii) approved and adopted this Agreement and authorized and approved the Merger and the other Transactions; and (iii) recommended that the IMOS Shareholders vote affirmatively in connection with obtaining the IMOS Shareholder Approval (the “IMOS Board Recommendation”) and directed that this Agreement, the Bermuda Merger Agreement and the Merger and the other Transactions be submitted for consideration by the IMOS Shareholders at the IMOS Shareholder Meeting.

Section 4.03. Governmental Authorization. The execution, delivery and performance by IMOS of this Agreement and the Bermuda Merger Agreement and the consummation by IMOS of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than: (i) the application to the Minister for the purpose of the Merger and the continuance of the Surviving Company; (ii) filing of the Bermuda Merger Notice and related attachments with the Bermuda Registrar, the written notification from the Bermuda Monetary Authority and/or the Minister confirming that the Bermuda Monetary Authority and/or the Minister has no objection to the Merger and approving the ROC as an approved jurisdiction for the purposes of the Bermuda Companies Act; (iii) compliance with any other applicable requirements of the Bermuda Companies Act, the ROC Business M&A Act and the ROC Company Act; (iv) compliance with the applicable requirements of the 1933 Act and the 1934 Act, including the filing with the SEC of the Form F-4, the Form F-6 and the Form 8-A and the declaration by the SEC of the effectiveness of the Form F-4, the Form F-6 and the Form 8-A and the filing with the SEC of the Schedule 13E-3 and the clearance of the Schedule 13E-3 by the SEC; (v) the appropriate applications, filings and notices to, and approval of, the NASDAQ and the TSEC; (vi) the ROC Approvals; and (vii) any other actions or filings the absence of which would not reasonably be expected to have a material adverse effect on IMOS’ ability to consummate the Transactions. The consents, approvals, orders, authorizations, registrations, declarations, announcements and filings required under or in relation to any of the foregoing clauses (i) through (vi) shall be referred to in this Agreement as the “Transaction Approvals”.

Section 4.04. Non-contravention. The execution, delivery and performance by IMOS of this Agreement and the Bermuda Merger Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Memorandum of Association and Bye-Laws, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which IMOS is entitled under any provision of any agreement or other instrument binding upon IMOS or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of IMOS or (iv) result in the creation or imposition of any Lien on any asset of IMOS, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have to have a material adverse effect on IMOS’ ability to consummate the Transactions.

Section 4.05. Capitalization. (a) The authorized share capital of IMOS is US$3,250,000 consisting of 62,500,000 IMOS Shares and 18,750,000 preferred shares of par value US$0.04 per share. As of December 31, 2015, there were outstanding (i) 27,289,941 IMOS Shares, (ii) zero preferred shares of IMOS, (iii) IMOS Share Options to purchase an aggregate of 1,062,250 IMOS Shares (of which options to purchase an aggregate of 600,422 IMOS Shares were exercisable), and (iv) 588,596 IMOS SARs (206,833 of which were exercisable). All outstanding shares of IMOS have been, and all shares that may be issued pursuant to any IMOS Share Option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights. Section 4.05 of the IMOS Disclosure Schedule contains a complete and correct list of each outstanding IMOS Share Option and IMOS SAR, including the holder, date of grant, exercise price, vesting schedule and number of IMOS Shares subject thereto, as applicable. IMOS does not hold any IMOS Common Shares as treasury shares.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of IMOS having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which IMOS Shareholders may vote. Except as set forth in this Section 4.05 and for changes since December 31, 2015 resulting from the exercise of IMOS Share Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in IMOS, (ii) securities of IMOS convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in IMOS or (iii) warrants, calls, options or other rights to acquire from IMOS, or other obligation of IMOS to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of IMOS or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of IMOS (the items in clauses (i) through (iv) being referred to collectively as the “IMOS Securities”). There are no outstanding obligations of IMOS to repurchase, redeem or otherwise acquire any of IMOS Securities. IMOS is not a party to any voting agreement with respect to the voting of any IMOS Securities. Except as set forth in this Section 4.05, none of (i) the shares of capital stock of IMOS or (ii) IMOS are owned by any Subsidiary of IMOS.

(c) Section 4.05(c) of the IMOS Disclosure Schedule sets forth the following information with respect to each IMOS Equity Award outstanding as of the date of this Agreement: (i) the name and address of each recipient of IMOS Equity Award; (ii) the number of IMOS Shares subject to such IMOS Equity Award; (iii) the exercise or purchase price of such IMOS Equity Award; (iv) the date on which such IMOS Equity Award was granted; (v) the applicable conditions on vesting, including applicable performance criteria, and vesting schedule; and (vi) the date on which such IMOS Equity Award expires. Each grant of IMOS Equity Award was properly approved or ratified by the IMOS Board (or a duly authorized committee or subcommittee thereof) in material compliance with all Applicable Laws.

Section 4.06. Subsidiaries. IMOS does not directly own any equity securities or other ownership interests in any Person other than ChipMOS Taiwan.

Section 4.07. Information Supplied. (a) The information to be supplied by or on behalf of IMOS for inclusion or incorporation by reference in the Form F-4, the Form F-6 or the Form 8-A, shall not at the time the Form F-4, the Form F-6 or the Form 8-A is filed with the SEC, at any time it is amended or supplemented, or at the time the Form F-4, the Form F-6 or the Form 8-A is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading.

(b) The information to be supplied by or on behalf of IMOS for inclusion or incorporation by reference in (i) the Schedule 13E-3, (ii) the Proxy Statement/Prospectus, and (iii) any filing by ChipMOS Taiwan with the Financial Supervisory Commission, the Central Bank of the ROC, the TSEC, and the Hsinchu Science Park Administration in respect of the Merger, including the required financial statements (together with any amendments or supplements, and together with any other filings by ChipMOS Taiwan in respect of the Merger, the “ChipMOS Taiwan Disclosure Documents”) will (A) in the case of the Schedule 13E-3 and the Proxy Statement/Prospectus, at the time of the filing thereof, at the time of the mailing of the Proxy Statement/Prospectus to the IMOS Shareholders, at the time of the IMOS Shareholder Meeting, and at the Effective Time, and (B) in the case of each of the ChipMOS Taiwan Disclosure Documents, at the time of the filing thereof, at the time of the mailing thereof to the ChipMOS Taiwan Shareholders, at the time of the ChipMOS Taiwan Shareholder Meeting and at the Effective Time, not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, IMOS makes no representation or warranty with respect to any information supplied by ChipMOS Taiwan which is contained or incorporated by reference in the Schedule 13E-3, the Form F-4, the Form F-6, the Form 8-A, the Proxy Statement/Prospectus and the ChipMOS Taiwan Disclosure Documents (collectively, the “Disclosure Filings”).

Section 4.08. Finders’ Fees. Except for Wells Fargo, LLC, a copy of whose engagement agreement has been provided to ChipMOS Taiwan, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of IMOS who might be entitled to any fee or commission from IMOS or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.09. Opinion of Financial Advisor. IMOS has received the opinion of Wells Fargo, LLC, financial advisor to IMOS, dated as of January 21, 2016, to the effect that, as of such date and subject to the limitations and assumptions set forth therein, the Merger Consideration is fair to the IMOS Shareholders from a financial point of view.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CHIPMOS TAIWAN

Subject to Section 11.05, except as set forth in the ChipMOS Taiwan Disclosure Schedule, ChipMOS Taiwan represents and warrants to IMOS that:

Section 5.01. Corporate Existence. ChipMOS Taiwan is a company limited by shares duly incorporated, validly existing and in good standing under the laws of the ROC. ChipMOS Taiwan has heretofore made available to IMOS true and complete copies of the Articles of Incorporation as currently in effect.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by ChipMOS Taiwan of this Agreement and the Bermuda Merger Agreement and the consummation by ChipMOS Taiwan of the Transactions are within ChipMOS Taiwan’s corporate powers and, except for the approval and adoption of this Agreement and the Bermuda Merger Agreement by the ChipMOS Taiwan Shareholder Approval, have been duly authorized by all necessary corporate action on the part of ChipMOS Taiwan. The ChipMOS Taiwan Shareholder Approval is the only vote of the holders of any class or series of its share capital or other securities necessary to approve this Agreement, the Bermuda Merger Agreement and the consummation by ChipMOS Taiwan of the Transactions. This Agreement constitutes a valid and binding agreement of ChipMOS Taiwan enforceable against ChipMOS Taiwan in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b) By resolutions duly passed at a meeting duly called and held, the ChipMOS Taiwan Board has (i) approved and adopted this Agreement and the Bermuda Merger Agreement, and authorized and approved the Merger and the other Transactions, and (ii) proposed that this Agreement, the Bermuda Merger Agreement and the Transactions be submitted for consideration by the ChipMOS Taiwan Shareholders at the ChipMOS Taiwan Shareholder Meeting (the “ChipMOS Taiwan Board Recommendation”).

Section 5.03. Governmental Authorization. The execution, delivery and performance by ChipMOS Taiwan of this Agreement and the Bermuda Merger Agreement and the consummation by ChipMOS Taiwan of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the Transaction Approvals, and (ii) any other actions or filings the absence of which would not reasonably be expected to have to have a material adverse effect on ChipMOS Taiwan’s ability to consummate the Transactions.

Section 5.04. Non-contravention. The execution, delivery and performance by ChipMOS Taiwan of this Agreement and the Bermuda Merger Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Articles of Incorporation, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which ChipMOS Taiwan is entitled under any provision of any agreement or other instrument binding upon ChipMOS Taiwan or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of ChipMOS Taiwan or (iv) result in the creation or imposition of any Lien on any asset of ChipMOS Taiwan, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have to have a material adverse effect on ChipMOS Taiwan’s ability to consummate the Transactions.

Section 5.05. Capitalization. (a) As of the date hereof, the authorized capital stock of ChipMOS Taiwan is NT$9,700,000,000 consisting of 970,000,000 ChipMOS Taiwan Shares, of which 97,000,000 ChipMOS Taiwan Shares are reserved for employee stock options. As of January 12, 2016, there were 895,893,643 outstanding ChipMOS Taiwan Shares. All outstanding ChipMOS Taiwan Shares have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) Except as set forth in this Section 5.05 and for changes since January 12, 2016 resulting from the issuance of stock in connection with a merger or other acquisition or business combination determined by the ChipMOS Taiwan Board to be in the best interests of ChipMOS Taiwan and its shareholders, there are no outstanding (i) shares of capital stock or voting securities of ChipMOS Taiwan, (ii) securities of ChipMOS Taiwan convertible into or exchangeable for shares of capital stock or voting securities of ChipMOS Taiwan or (iii) options or other rights to acquire from ChipMOS Taiwan or other obligation of ChipMOS Taiwan to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of ChipMOS Taiwan (the items in clauses (i), (ii) and (iii) being referred to collectively as the “ChipMOS Taiwan Securities”). There are no outstanding obligations of ChipMOS Taiwan or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the ChipMOS Taiwan Securities. ChipMOS Taiwan is not a party to any voting agreement with respect to the voting of any ChipMOS Taiwan Securities.

(c) All ChipMOS Taiwan Shares represented by ChipMOS Taiwan ADSs forming part of the Merger Consideration, issued and allotted in consideration of the cancellation of IMOS Shares pursuant to Section 2.03 at or after the Effective Time in accordance with this Agreement, will be, when so issued and allotted, duly authorized, validly issued and allotted, fully paid and free of preemptive rights. The ChipMOS Taiwan ADSs issued as Share Consideration will be duly issued in accordance with the Deposit Agreement.

Section 5.06. Information Supplied. (a) The information to be supplied by or on behalf of ChipMOS Taiwan for inclusion or incorporation by reference in the Form F-4, the Form F-6 or the Form 8-A, shall not at the time the Form F-4, the Form F-6 or the Form 8-A is filed with the SEC, at any time it is amended or supplemented, or at the time the Form F-4, the Form F-6 or the Form 8-A is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading.

(b) The information to be supplied by or on behalf of ChipMOS Taiwan for inclusion or incorporation by reference in (i) the Schedule 13E-3, (ii) the Proxy Statement/Prospectus, and (iii) any of the ChipMOS Taiwan Disclosure Documents will (A) in the case of the Schedule 13E-3 and the Proxy Statement/Prospectus, at the time of the filing thereof, at the time of the mailing of the Proxy Statement/Prospectus to the IMOS Shareholders, at the time of the IMOS Shareholder Meeting, and at the Effective Time, not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading, or (B) in the case of each of the ChipMOS Taiwan Disclosure Documents, at the time of the filing thereof, at the time of the mailing thereof to the ChipMOS Taiwan Shareholders, at the time of the ChipMOS Taiwan Shareholder Meeting and at the Effective Time, not contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements in any such document, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, ChipMOS Taiwan makes no representation or warranty with respect to any information supplied by IMOS which is contained or incorporated by reference in the Disclosure Filings.

Section 5.07. Finders’ Fees. Except for Credit Suisse (Hong Kong) Limited, IP International CPAs Firm and Diwan & Company, whose fees will be paid by ChipMOS Taiwan, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of ChipMOS Taiwan who might be entitled to any fee or commission from IMOS or any of its Affiliates upon consummation of the Transactions.

Section 5.08. Opinion of Financial Advisor. Each of ChipMOS Taiwan and the special committee of the ChipMOS Taiwan Board has received the opinion of IP International CPAs Firm and Diwan & Company, respectively, its financial advisor, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to ChipMOS Taiwan from a financial point of view.

ARTICLE 6

COVENANTS OF IMOS

IMOS agrees that:

Section 6.01. Conduct of IMOS. From the date hereof until the Effective Time, IMOS shall conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its licenses, permits, consents, franchises, approvals and authorizations, and (iii) keep available the services of its directors, officers and key employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of ChipMOS Taiwan (which consent shall not be unreasonably withheld, conditioned or delayed), except as expressly contemplated by this Agreement, IMOS shall not:

(a) amend its Memorandum of Association or Bye-Laws;

(b) (i) divide, combine or reclassify any of its shares, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its shares, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any IMOS Securities;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any IMOS Securities, other than the issuance of any IMOS Shares upon the exercise of IMOS Share Options that are outstanding on the date of this Agreement, in accordance with the terms of those options and the applicable IMOS Share Plan;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, other than as contemplated in the 2016 annual budgetary plan as approved by the IMOS Board;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses;

(f) sell, lease or otherwise transfer, or create or incur any Lien on, any of IMOS’ assets, securities, properties, interests or businesses, other than in the ordinary course of business;

(g) make any loans, advances or capital contributions to, or investments in, any other Person;

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, other than short-term credit facilities or lines of credit in the ordinary course of business;

(i) (i) with respect to any director, officer or employee of IMOS, (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (iv) increase compensation, bonus or other benefits payable to any employee of IMOS;

(j) change IMOS’ methods of accounting, except as required by concurrent changes in IFRS, as agreed to by its independent public accountants;

(k) make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of IMOS or any of its Subsidiaries;

(l) settle, or offer or propose to settle any Legal Action that relates to the Transactions; or

(m) agree, resolve or commit to do any of the foregoing.

Section 6.02. IMOS Shareholder Meeting. IMOS shall take all actions in accordance with the Bermuda Companies Act, the Memorandum of Association and Bye-Laws and the rules and regulations of the NASDAQ to duly call, give notice of, convene and hold a meeting of the IMOS Shareholders (the “IMOS Shareholder Meeting”) as soon as reasonably practicable following the date the Form F-4 is declared effective by the SEC (and in no event later than 45 days following the date the Form F-4 is declared effective by the SEC) for the purpose of seeking and obtaining the IMOS Shareholder Approval. Without limitation of the foregoing, IMOS shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the IMOS Shareholders as promptly as practicable after the Form F-4 is declared effective under the 1933 Act. Without the prior written consent of ChipMOS Taiwan, no proposals other than the IMOS Shareholder Approval and routine proposals required in connection therewith shall be included in the Proxy Statement/Prospectus or transacted at the IMOS Shareholder Meeting. Unless the IMOS Board shall have made a Change of Recommendation, as permitted by Section 6.03, the IMOS Board shall: (i) use its reasonable best efforts to solicit or cause to be solicited from its shareholders, in accordance with Applicable Law, the Memorandum of Association and Bye-Laws and the rules and regulations of the NASDAQ, proxies to secure the IMOS Shareholder Approval; (ii) include the IMOS Board Recommendation in the Proxy Statement/Prospectus; and (iii) take all other actions necessary or advisable to secure the IMOS Shareholder Approval. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Section 10.01, the obligations of IMOS pursuant to this Section 6.02 shall not be affected by the commencement, public proposal, public disclosure or communication to IMOS of any Acquisition Proposal with respect to IMOS or by a Change of Recommendation by the IMOS Board. Promptly following the IMOS Shareholder Meeting, IMOS shall deliver to ChipMOS Taiwan a certificate setting forth the voting results from the IMOS Shareholder Meeting.

Section 6.03. No Solicitation; Other Offers. (a) Subject to Section 6.03(c) through Section 6.03(g), neither IMOS shall, nor shall IMOS authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly: (i) initiate, solicit or take any action to knowingly facilitate or knowingly encourage any inquiries or requests for information with respect to, the making of, or that could reasonably be expected to result in, an Acquisition Proposal; (ii) enter into, participate or engage in any negotiations concerning, or provide any non-public information or data relating to it or any of its Subsidiaries to any Person or afford access to the resources, properties, assets, books or records of it or any of its Subsidiaries to any Person relating to, in connection with, or in response to an Acquisition Proposal, or any inquiry or indication of interest that could reasonably expected to result in an Acquisition Proposal; (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger or amalgamation agreement, acquisition agreement, option agreement or other similar agreement relating to any Acquisition Proposal (each an “Acquisition Agreement”); (v) terminate, amend, release, modify or fail to enforce any provision (including any standstill or other provision) of, or grant any permission, waiver or request under, any confidentiality, standstill or similar agreement (including an Acceptable Confidentiality Agreement) or obligations of any Person (other than in respect of ChipMOS Taiwan); or (vi) propose publicly or commit, authorize or agree to do any of the foregoing relating to any Acquisition Proposal. It is agreed that any violation of the restrictions on IMOS set forth in this Section by any Representative of IMOS or any of its Subsidiaries shall be a breach of this Section by IMOS.

(b) Subject to Section 6.03(c) through Section 6.03(g), prior to the Closing, neither the IMOS Board nor any committee thereof shall, directly or indirectly: (i) withhold, withdraw, modify or qualify, or publicly propose to withhold, withdraw, modify or qualify, in a manner adverse to ChipMOS Taiwan, the IMOS Board Recommendation; (ii) approve, adopt, recommend or declare advisable, or publicly propose to approve, adopt, recommend or declare advisable, any Acquisition Proposal or otherwise enter into or permit IMOS to enter into any Acquisition Agreement; (iii) if a tender offer or exchange offer for any issued and outstanding shares IMOS is commenced prior to obtaining the IMOS Shareholder Approval, fail to recommend against acceptance of such tender offer or exchange offer by its respective shareholders (including, for these purposes, by taking no position or a neutral position in respect of the acceptance of such tender offer or exchange offer by its shareholders, which shall be deemed to be a failure to recommend against the acceptance of such tender offer or exchange offer) within five Business Days after commencement thereof (or in the event of a change in the terms of the tender offer or exchange offer, within five Business Days of the announcement of such changes); or (iv) fail to include the IMOS Board Recommendation in the Proxy Statement/Prospectus (any action described in clauses (i)-(iv) above being referred to as a “Change of Recommendation”).

(c) Notwithstanding the limitations set forth in Section 6.03(a) and Section 6.03(b), until the earlier of receipt of the IMOS Shareholder Approval and any termination of this Agreement pursuant to Section 10.01, if IMOS receives a written unsolicited bona fide Acquisition Proposal that the IMOS Board has determined in good faith, after consultation with its outside legal counsel and financial advisors: (i) constitutes a Superior Proposal; or (ii) could reasonably be likely to result in a Superior Proposal, then IMOS may: (A) furnish or disclose nonpublic information to the Person making such Acquisition Proposal if, prior to furnishing such information, IMOS receives from the third party an executed Acceptable Confidentiality Agreement and (B) engage in discussions or negotiations with such Person with respect to such Acquisition Proposal, in each case only if the IMOS Board determines in good faith, after consultation with its outside legal counsel that failure to do so could violate the fiduciary duties of the IMOS Board under Applicable Law.

(d) Notwithstanding anything in this Agreement to the contrary, the IMOS Board, at any time prior to the receipt of the IMOS Shareholder Approval, in response to the receipt of a written unsolicited bona fide Acquisition Proposal received after the date of this Agreement, which the IMOS Board determines in good faith, after consultation with its outside legal counsel and financial advisors constitutes a Superior Proposal, shall be permitted to effect a Change of Recommendation; provided that the IMOS Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make such Change of Recommendation could violate the fiduciary duties of the IMOS Board under Applicable Law. Notwithstanding the foregoing, the IMOS Board shall not be permitted to effect such a Change of Recommendation unless and until (A) at least five Business Days shall have passed following the ChipMOS Taiwan Board’s receipt of a written notice from IMOS (the “Superior Proposal Notice”) that includes IMOS’ reasons for the Change of Recommendation and the material terms and conditions of any Superior Proposal (including the identity of the party making such proposal and its financing sources (if applicable), the most current version of the proposed agreement relating thereto and any agreement relating to such financing) that is the basis of the proposed Change of Recommendation (it being understood and agreed that any amendment to the financial or other material terms (including the form or allocation of consideration) of such Superior Proposal shall require a new Superior Proposal Notice and a new five Business Day period during which IMOS shall comply with the terms of this Section 6.03), (B) during such five Business Day period (the “Matching Period”) (x) the IMOS Board shall have provided the ChipMOS Taiwan Board with a reasonable opportunity to make any adjustments to the terms and conditions of this Agreement and the Transactions so that such Acquisition Proposal ceases to be a Superior Proposal and shall negotiate with ChipMOS Taiwan in good faith with respect thereto, and (y) the IMOS Board shall have determined in good faith at the end of such Matching Period and, after considering the results of such negotiations and the revised proposals made by ChipMOS Taiwan, if any, and after consultation with its outside legal counsel and financial advisors that the Superior Proposal, giving rise to such Superior Proposal Notice, continues to be a Superior Proposal and that the failure to make such a Change of Recommendation could violate its fiduciary duties under Applicable Laws, and (C) the IMOS Board has not materially breached its obligations under this Section 6.03.

(e) Notwithstanding any Change of Recommendation or anything else contained in this Agreement: (i) IMOS shall call, give notice of, convene and hold the IMOS Shareholder Meeting for the purpose of obtaining the IMOS Shareholder Approval, and nothing contained herein shall relieve IMOS of such obligation, and such obligation shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to IMOS of any Acquisition Proposal; and (ii) IMOS shall not take any action knowingly to facilitate such Acquisition Proposal including without limitation in connection with any approvals, except as required by Applicable Law.

(f) IMOS shall (i) immediately following execution hereof cease and cause to be terminated any existing activities, solicitations, discussions or negotiations, if any, with any Person or its Representatives (other than ChipMOS Taiwan and its Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal, and shall request that any such Person (together with its Representatives) that has executed a confidentiality agreement in connection with an Acquisition Proposal with it or any of its Subsidiaries within the 24-month period prior to the date hereof and that is in possession of confidential information heretofore furnished by or on behalf of it or its Subsidiaries, to return or destroy such information as promptly as practicable, (ii) immediately following execution hereof take all steps necessary (to the extent reasonably possible) to terminate any approval under any confidentiality, “standstill” or similar provision that may have been heretofore given by IMOS to any Person to make an Acquisition Proposal and (iii) take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 6.03.

(g) From and after the date of this Agreement, IMOS shall promptly orally notify ChipMOS Taiwan of any request for information or any inquiries, proposals or offers relating to an Acquisition Proposal indicating, in connection with such notice, the name of such Person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers (including the identity of the party making such proposal and its financing sources (if applicable), the most current version of the proposed agreement relating thereto and any agreement relating to such financing) and IMOS shall provide ChipMOS Taiwan written notice of any such inquiry, proposal or offer within 24 hours of such event and copies of any written or electronic correspondence to or from any Person making an Acquisition Proposal. IMOS shall keep ChipMOS Taiwan informed orally, as soon as is reasonably practicable, of the status of any such Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and IMOS shall provide to ChipMOS Taiwan written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 24 hours. IMOS shall provide any information to ChipMOS Taiwan (not previously provided to ChipMOS Taiwan) that it is providing to another Person pursuant to this Section 6.03 at substantially the same time it provides such information to such other Person.

Section 6.04. Voting of ChipMOS Taiwan Shares. IMOS shall vote all ChipMOS Taiwan Shares legally or beneficially owned by it in favor of the ChipMOS Taiwan Shareholder Approval at the ChipMOS Taiwan Shareholder Meeting.

ARTICLE 7

COVENANTS OF CHIPMOS TAIWAN

ChipMOS Taiwan agrees that:

Section 7.01. Conduct of ChipMOS Taiwan. From the date hereof until the Effective Time, ChipMOS Taiwan shall conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact its business organizations and relationships with Third Parties, (ii) maintain in effect all of its licenses, permits, consents, franchises, approvals and authorizations, and (iii) keep available the services of its present directors, officers and key employees. Without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the prior written consent of IMOS or the affirmative vote of IMOS (in person or by proxy at any shareholders’ meeting of ChipMOS Taiwan (which consent or vote shall not be unreasonably withheld, conditioned or delayed), except as expressly contemplated by this Agreement, ChipMOS Taiwan shall not:

(a) amend its Articles of Incorporation;

(b) (i) divide, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any ChipMOS Taiwan Securities;

(c) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any ChipMOS Taiwan Securities;

(d) incur any capital expenditures or any obligations or liabilities in respect thereof, other than as contemplated in the 2016 annual budgetary plan as approved by the ChipMOS Taiwan Board;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business;

(f) sell, lease or otherwise transfer, or create or incur any Lien on, any of ChipMOS Taiwan’s’ assets, securities, properties, interests or businesses, other than in the ordinary course of business;

(g) make any loans, advances or capital contributions to, or long-term equity investments in, any other Person (other than any of its Subsidiaries);

(h) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, other than short-term credit facilities or lines of credit in the ordinary course of business;

(i) (i) with respect to any director or officer of ChipMOS Taiwan, (A) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (ii) increase benefits payable under any existing severance or termination pay policies, or (iii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement;

(j) change ChipMOS Taiwan’s methods of accounting, except as required by concurrent changes in IFRS or Taiwan IFRS, as agreed to by its independent public accountants;

(k) make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement, surrender any Tax claim, audit or assessment, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of ChipMOS Taiwan or any of its Subsidiaries;

(l) settle, or offer or propose to settle any Legal Action that relates to the Transactions; or

(m) agree, resolve or commit to do any of the foregoing.

Section 7.02. Director and Officer Liability. ChipMOS Taiwan shall cause the Surviving Company, and the Surviving Company hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Company shall indemnify and hold harmless the present and former officers and directors of IMOS (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the ROC Company Act or any other Applicable Law. Further, without limiting the foregoing in any way, (i) the Surviving Company shall assume and perform all obligations of IMOS pursuant to each indemnification agreement between IMOS and each Indemnified Person, copies of which have been provided to ChipMOS Taiwan prior to the date hereof, in accordance with each such agreement’s terms, including all obligations of IMOS under each such agreement to indemnify each such Indemnified Person in respect of acts and omissions and to advance to each such Indemnified Person expenses of defending related claims, losses, damage costs, actions, suits, hearings, inquiries, investigations, proceedings or alternative dispute resolution mechanisms incurred by, or brought by any parties against, each such Indemnified Person (including all reasonable fees and costs of legal counsel and experts), and (ii) for six years after the Effective Time, the Surviving Company shall indemnify and hold harmless each Indemnified Person to the fullest extent permitted by the ROC Company Act or any other Applicable Law in respect of acts and omissions occurring or decisions made by the IMOS Board in connection with, arising from or related in any way to any and all amendments to each and any of the IMOS Share Plans in accordance with this Agreement and any related and ancillary actions taken by IMOS or any of its directors as a result of such amendments and shall advance to each such director expenses of defending related claims, losses, damage costs, actions, suits, hearings, inquiries, investigations, proceedings or alternative dispute resolution mechanisms incurred by, or brought by any parties against, each such director (including all reasonable fees and costs of legal counsel and experts).

(b) Prior to the Effective Time, IMOS shall or, if IMOS is unable to, ChipMOS Taiwan shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of IMOS’ existing directors’ and officers’ insurance policies and IMOS’ existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under IMOS’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of IMOS or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided that IMOS shall give ChipMOS Taiwan a reasonable opportunity to participate in the selection of such tail policy and IMOS shall give reasonable and good faith consideration to any comments made by ChipMOS Taiwan with respect thereto. If IMOS or the Surviving Company for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under IMOS’ existing policies as of the date hereof, or the Surviving Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in IMOS’ existing policies as of the date hereof; provided that in no event shall ChipMOS Taiwan or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the amount per annum IMOS paid in its last full fiscal year, which amount is set forth in Section 7.02(b) of the IMOS Disclosure Schedule.

(c) If ChipMOS Taiwan, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of ChipMOS Taiwan or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.02.

(d) The rights of each Indemnified Person under this Section 7.02 shall survive consummation of the Transactions and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.03. ChipMOS Taiwan Shareholder Meeting. ChipMOS Taiwan shall use reasonable best efforts to cause the mailing of the Convocation Notice to the ChipMOS Taiwan Shareholders to occur as soon as practicable following the date hereof. ChipMOS Taiwan shall, as soon as practicable following the date hereof (and ChipMOS Taiwan shall use reasonable best efforts to cause such meeting to occur within 180 days of the date of this Agreement) duly call, give notice of, convene and hold, a general meeting of the ChipMOS Taiwan Shareholders (the “ChipMOS Taiwan Shareholder Meeting”) as soon as reasonably practicable for the purpose of seeking and obtaining the ChipMOS Taiwan Shareholder Approval. The ChipMOS Taiwan Board shall: (i) use its reasonable best efforts to solicit or cause to be solicited from its shareholders, in accordance with Applicable Law, the Articles of Incorporation and the rules and regulations of the TSEC, proxies to secure the ChipMOS Taiwan Shareholder Approval; (ii) include the ChipMOS Taiwan Board Recommendation in the Proxy Statement/Prospectus; and (iii) take all other actions necessary or advisable to secure the ChipMOS Taiwan Shareholder Approval.

Section 7.04. Establishment of ADR Facility; Stock Exchange Listing. (a) ChipMOS Taiwan shall cause a sponsored American Depositary Receipt facility (the “ADR Facility”) to be established with the Depositary Bank for the purpose of issuing the ChipMOS Taiwan ADSs, including specifically and without limitation entering into a customary deposit agreement (the “Deposit Agreement”) with the Depositary Bank establishing the ADR Facility and filing with the SEC the Form F-6, to be effective as of the Effective Time. ChipMOS Taiwan shall consider in good faith the comments of IMOS on the Deposit Agreement, and the Deposit Agreement shall be subject to the approval of IMOS, such approval not to be unreasonably withheld. The material terms of the Deposit Agreement and the ChipMOS Taiwan ADSs shall be described in the Proxy Statement/Prospectus. At or prior to the Effective Time, ChipMOS Taiwan shall cause the Depositary Bank to issue a number of ChipMOS ADSs sufficient to constitute the Share Consideration. ChipMOS Taiwan shall use commercially reasonable efforts to cause the ChipMOS Taiwan ADSs to be eligible for settlement through the DTC.

(b) ChipMOS Taiwan shall use its reasonable best efforts to cause the ChipMOS Taiwan ADSs issuable to the IMOS Shareholders as contemplated by this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

(c) ChipMOS Taiwan shall use its reasonable best efforts to cause the ChipMOS Taiwan Shares underlying the ChipMOS Taiwan ADSs to be issued to the IMOS Shareholders as contemplated by this Agreement to be admitted for trading on the TSEC, subject only to allotment, as promptly as practicable after the date of this Agreement, and in any event prior to the Effective Time.

ARTICLE 8

MUTUAL COVENANTS OF THE PARTIES

The parties agree that:

Section 8.01. Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement and in accordance with Applicable Laws, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable on their part to consummate and make effective, in the most expeditious manner practicable and in any event prior to the End Date, the Merger and the other Transactions, including (i) the obtaining of all necessary actions or non-actions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other necessary registrations and filings, including the Transaction Approvals and (ii) the obtaining of all consents, approvals or waivers from Third Parties that are necessary or desirable or required in connection with the Transactions.

Section 8.02. Disclosure Filings. (a) As soon as practicable following the date of this Agreement, (i) the parties shall prepare and file with the SEC the Schedule 13E-3 (which shall include the Proxy Statement/Prospectus as an exhibit thereto), (ii) ChipMOS Taiwan shall, in cooperation with IMOS, prepare and file with the SEC the Form F-4 (in which the Proxy Statement/Prospectus will be included as IMOS’ proxy statement and ChipMOS Taiwan’s prospectus) and the Form 8-A, and (iii) ChipMOS Taiwan shall prepare and file the Convocation Notice. Each of the parties shall use reasonable best efforts to have the Schedule 13E-3 cleared by the SEC and the Form F-4 declared effective under the 1933 Act as promptly as practicable after filing with the SEC and to keep the Form F-4 effective as long as is necessary to consummate the Merger. ChipMOS Taiwan shall use reasonable best efforts to have the Form 8-A declared effective under the 1934 Act as promptly as practicable after filing with the SEC. As soon as practicable following the date of this Agreement, ChipMOS Taiwan shall use reasonable efforts to cause the Depositary Bank to file with the SEC the Form F-6 and use its reasonable efforts to have the Form F-6 declared effective as soon as practicable after such filing, and in any event as of the Effective Time.

(b) Each party shall provide the other party and its counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 13E-3, the Form F-4 or the Proxy Statement/Prospectus or the Financial Supervisory Commission, the Central Bank of the ROC and the TSEC with respect to the ChipMOS Taiwan Disclosure Documents, or the Investment Commission of the Ministry of Economic Affairs with respect to the filing made by IMOS in relation to the Merger, as applicable, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the applicable Governmental Authority.

(c) No amendment or supplement to the Disclosure Filings will be made by either party without the approval of the other party, which will not be unreasonably conditioned, withheld or delayed except as may be required by Applicable Law, order of a Governmental Authority of competent jurisdiction or any listing agreement with or rule of any regulatory body, national securities exchange or association. If at any time prior to the Effective Time IMOS or ChipMOS Taiwan discover any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment or supplement to any of the Disclosure Filings, so that any of those documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements in any such document, in light of the circumstances under which they were made, not misleading, the party that discovers that information shall promptly notify the other parties and an appropriate amendment or supplement describing that information shall be promptly filed with the SEC and (if required) the Investment Commission of the Ministry of Economic Affairs, the Financial Supervisory Commission, the Central Bank of the ROC and the TSEC and, to the extent required by Applicable Law, disseminated to the shareholders of IMOS and/or ChipMOS Taiwan.

(d) The parties shall cooperate with one another in (i) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from Third Parties, in connection with the consummation of the Transactions, and (ii) seeking any of those actions, consents, approvals or waivers or making any of those filings, furnishing information required in connection therewith and seeking promptly to obtain any of those actions, consents, approvals or waivers. Each party shall permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in those meetings and conferences, in each case in connection with the transactions contemplated by this Agreement.

Section 8.03. Public Announcements. ChipMOS Taiwan and IMOS shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any requirements of the TSEC or the NASDAQ, in which circumstance reasonable efforts to consult with the other party will be required to the extent practicable, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.04. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of IMOS or ChipMOS Taiwan, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of IMOS or ChipMOS Taiwan, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of IMOS acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05. Notices of Certain Events. (a) Each party shall promptly notify the other party of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (ii) any notice or other communication from any Governmental Authority in connection with the Transactions; (iii) any Legal Actions commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting IMOS or ChipMOS Taiwan that relate to the Transactions or may adversely affect the Transactions; and (iv) any event, change, occurrence, circumstance or development which causes or is reasonably likely to cause a material adverse effect on the ability of such party to consummate the Transactions.

(b) IMOS shall promptly advise ChipMOS Taiwan, orally and in writing, of any Legal Action brought by any shareholder of IMOS, either derivatively, individually or on behalf of a putative class of shareholders as applicable, against IMOS or its respective directors or officers relating to this Agreement or the Transactions. IMOS shall give ChipMOS Taiwan the opportunity to participate, in any such Legal Action, including the defense or settlement of any Legal Action initiated by any shareholder of IMOS, either derivatively, individually or on behalf of a putative class of shareholders as applicable, or any of its respective directors or officers relating to the Transactions, and no such settlement shall be agreed to without the prior written consent of ChipMOS Taiwan, as applicable, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.06. Bermuda Required Actions. Prior to the Effective Time:

(a) IMOS shall: (i) not more than three months prior to the Effective Time, place an advertisement in a local Bermuda newspaper as required under section 104B(2)(e) of the Bermuda Companies Act, stating its intention to merge and continue in the ROC; (ii) submit an application to the Minister for the purpose of the Merger and the continuance of the Surviving Company in accordance with section 104B(2)(d) of the Bermuda Companies Act; (iii) procure that a director or officer prepare and file with the Bermuda Registrar a notice of merger in the form required under section 104C(1) of the Bermuda Companies Act including, without limitation, making the statutory declaration required under section 104B(2)(a) of the Bermuda Companies Act, executing the irrevocable deed poll required under section 104B(2)(b) of the Bermuda Companies Act; (iv) prepare a duly certified copy of the IMOS shareholder resolutions evidencing the IMOS Shareholder Approval; (v) arrange to have the Surviving Company to file with the Bermuda Registrar the documentary evidence of the Merger issued by the appropriate authority of the ROC within 30 days of its issuance as required under section 104C(2) of the Bermuda Companies Act; and (vi) arrange to have the Bermuda Registrar issue, upon the satisfaction of (v) above, the Certificate of Merger to the Surviving Company under section 108 of the Bermuda Companies Act; and

(b) ChipMOS Taiwan shall: (i) not more than three months prior to the Effective Time, place an advertisement in a local Taiwan newspaper as required under section 104B(2)(e) of the Bermuda Companies Act, stating its intention to merge and continue in the ROC; (ii) procure that the statutory declaration required by section 108(3) of the Bermuda Companies Act is duly sworn by one of its officers; (iii) prepare a duly certified copy of the ChipMOS Taiwan shareholder resolutions evidencing the ChipMOS Taiwan Shareholder Approval and deliver such documents to IMOS; and (iv) arrange to have the Surviving Company to file documentary evidence of the merger issued by the appropriate authority of the ROC with the Registrar of Companies in Bermuda as required under section 104C(2) of the Bermuda Companies Act.

Section 8.07. NASDAQ De-listing; 1934 Act Deregistration. Prior to the Effective Time, IMOS shall cooperate with ChipMOS Taiwan and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NASDAQ to enable the de-listing by the Surviving Company of the IMOS Shares from the NASDAQ and the deregistration of the IMOS Shares under the 1934 Act as promptly as practicable after the Effective Time.

ARTICLE 9

CONDITIONS

Section 9.01. Conditions to the Obligations of Each Party. The obligations of each party to consummate the Transactions are subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) (i) the IMOS Shareholder Approval and (ii) the ChipMOS Taiwan Shareholder Approval shall have been obtained, in each case in accordance with Applicable Law;

(b) no Applicable Law shall prohibit the consummation of the Merger or the other Transactions, including any order of any Governmental Authority having competent jurisdiction that restrains, enjoins or otherwise prohibits consummation of the Merger or the other Transactions;

(c) the ROC Approvals shall have been obtained;

(d) the Form F-4 and the Form F-6 shall have been declared effective under the 1933 Act and the Form 8-A shall have been declared effective under the 1934 Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC;

(e) the ChipMOS Taiwan ADSs to be issued in the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance, and the ChipMOS Taiwan Shares underlying the ChipMOS Taiwan ADSs to be issued in the Merger shall have been admitted to trading on the TSEC (and such admission shall have become effective subject only to allotment); and

(f) all Transaction Approvals shall have been taken, made or obtained or otherwise occurred.

Section 9.02. Conditions to the Obligations of ChipMOS Taiwan. The obligations of ChipMOS Taiwan to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by ChipMOS Taiwan on or prior to the Closing Date:

(a) IMOS shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) (i) the representations and warranties of IMOS contained in Sections 4.01, 4.02, 4.05, 4.08 and 4.09 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (ii) the other representations and warranties of IMOS contained in this Agreement or in any certificate or other writing delivered by IMOS pursuant hereto (disregarding all materiality qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (ii) only, only such exceptions as have not had and would not reasonably be expected to have material adverse effect on IMOS’ ability to consummate the Transactions; and

(c) ChipMOS Taiwan shall have received a certificate signed by an executive officer of IMOS to the foregoing effect.

Section 9.03. Conditions to the Obligations of IMOS. The obligations of IMOS to consummate the Transactions shall be subject to the satisfaction of the following conditions unless waived by IMOS on or prior to the Closing Date:

(a) ChipMOS Taiwan shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) (i) the representations and warranties of ChipMOS Taiwan contained in Sections 5.01, 5.02 and 5.05(a) and 5.05(b) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects only as of such time) and (ii) the other representations and warranties of ChipMOS Taiwan contained in this Agreement or in any certificate or other writing delivered by ChipMOS Taiwan pursuant hereto (disregarding all materiality qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with, in the case of this clause (ii) only, only such exceptions as have not had and would not reasonably be expected to have a material adverse effect on ChipMOS Taiwan’s ability to consummate the Transactions; and

(c) IMOS shall have received a certificate signed by an executive officer of ChipMOS Taiwan to the foregoing effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of IMOS and ChipMOS Taiwan; or

(b) by either IMOS or ChipMOS Taiwan, if:

(i) the Transactions has not been consummated on or before the first anniversary of the date hereof (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Transactions to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger or the other the Transactions illegal or otherwise prohibited or (B) enjoins IMOS or ChipMOS Taiwan from consummating the Merger or the other the Transaction and such injunction shall have become final and non-appealable; or

(iii) (A) at the ChipMOS Taiwan Shareholder Meeting (including any adjournment or postponement thereof), the ChipMOS Taiwan Shareholder Approval shall not have been obtained, or (B) at the IMOS Shareholder Meeting (including any adjournment or postponement thereof), the IMOS Shareholder Approval shall not have been obtained; or

(c) by ChipMOS Taiwan, if:

(i) prior to obtaining the IMOS Shareholder Approval, (A) a Change of Recommendation shall have occurred, or at any time after receipt or public announcement of an Acquisition Proposal, the IMOS Board shall have failed to reaffirm the IMOS Board Recommendation as promptly as practicable (but in any event within five Business Days) after receipt of any written request to do so from ChipMOS Taiwan, or the IMOS Board shall have publicly announced an intention to take any of the foregoing actions, or (B) there shall have been any material breach of Section 6.02 or Section 6.03; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of IMOS set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

(d) by IMOS, if:

(i) prior to obtaining ChipMOS Taiwan Shareholder Approval (A) the ChipMOS Taiwan Board shall have withheld, withdrawn, modified or qualified, in a manner adverse to IMOS, the ChipMOS Taiwan Board Recommendation, or the ChipMOS Taiwan Board shall have publicly announced an intention to take any of the foregoing actions, or (B) there shall have been any material breach of Section 7.03;

(ii) (x) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or waiver by the party having the benefit thereof), (y) IMOS has irrevocably confirmed by notice to ChipMOS Taiwan that all of the conditions set forth in Section 9.03 have been satisfied or that IMOS is willing to waive any unsatisfied conditions in Section 9.03 and that IMOS is ready, willing and able to consummate the Closing, and (z) ChipMOS Taiwan fails to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.02;

(iii) at any time prior to the receipt of the IMOS Shareholder Approval, at and after such time as the IMOS Board effects a Change of Recommendation as permitted under Section 6.03(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided that IMOS shall have paid the Termination Fee to ChipMOS Taiwan pursuant to and in accordance with Section 11.04(b)(i); or

(iv) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the ChipMOS Taiwan set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.02 and Article 11 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to ChipMOS Taiwan, to:

ChipMOS TECHNOLOGIES INC.

No. 1 R&D Rd., 1 Hsinchu Science Park

Hsinchu, Taiwan ROC

Attention: S.J. Cheng

Facsimile No.: 886-3-5668980

E-mail: s.j._cheng@chipmos.com

with a copy to:

Lee and Li, Attorneys-at-Law

5F, Science Park Life Hub, 1 Industry E. 2nd Rd.,

Hsinchu Science Park, Hsinchu, Taiwan 30075, R. O. C.

Attention: Oliver Hung

E-mail: oliverhung@leeandli.com

and

Davis Polk & Wardwell

Hong Kong Club Building

3A Chater Road, Hong Kong

Attention: James C. Lin / Miranda So / Sam Kelso

E-mail: james.lin@davispolk.com / miranda.so@davispolk.com /

sam.kelso@davispolk.com

if to IMOS, to:

ChipMOS TECHNOLOGIES (Bermuda) LTD.,

R&D Rd. 1, Hsinchu Science Park,

Hsinchu, Taiwan, ROC

Attention: John Yee Woon Seto

Facsimile No.: 886-3-5633998

E-mail: Seto4j@aol.com

with a copy to:

K&L Gates LLP

4 Embarcadero Center Suite 1200

San Francisco, CA 94111-5994

Attention: Remsen Kinne

Facsimile No.: +1.415.882.8220

E-mail: remsen.kinne@klgates.com

and

Johnson and Partners

3F, No. 180, Section 2, Dunhua S. Road

Da-an District, Taipei City 10669, Taiwan, ROC

Attention: Johnson Huang

Facsimile No.: +886.2.27338269

E-mail: johnson@jplaw.com.tw

and

Appleby

2206-19 Jardine House

1 Connaught Place Central, Hong Kong

Attention: Vincent Chan / Jo Lit

Facsimile No.: +852.2524.5548

E-mail: vchan@applebyglobal.com / jlit@applebyglobal.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time,, except for those covenants and agreements contained in this Agreement and such other instruments that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article 11.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the IMOS Shareholder Approval and the ChipMOS Taiwan Shareholder Approval have been obtained there shall be no amendment or waiver that would require the further approval of the IMOS Shareholders or the ChipMOS Taiwan Shareholders, as the case may be, under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that those expenses incurred in connection with filing, printing, and mailing the Disclosure Filings (including filing fees related thereto) and those expenses incurred in connection with obtaining the Transaction Approvals will be shared equally by IMOS and ChipMOS Taiwan.

(b) Termination Fee.

(i) If this Agreement is terminated by ChipMOS Taiwan pursuant to Section 10.01(c)(i) or by IMOS pursuant to Section 10.01(d)(iii), then IMOS shall pay to ChipMOS Taiwan in immediately available funds US$20,000,000 (the “Termination Fee”), in the case of a termination by ChipMOS Taiwan, within one Business Day after such termination and, in the case of a termination by IMOS, immediately before and as a condition to such termination.

(ii) If (A) this Agreement is terminated by ChipMOS Taiwan or IMOS pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the IMOS Board or the IMOS Shareholders and (C) within 12 months following the date of such termination, IMOS shall have entered into a definitive agreement with respect to or recommended to the IMOS Shareholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “15%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then IMOS shall pay to ChipMOS Taiwan in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iii) If this Agreement is terminated by IMOS pursuant to Section 10.01(d)(i) or Section 10.01(d)(ii), then ChipMOS Taiwan shall pay to IMOS in immediately available funds US$40,000,000 (the “Reverse Termination Fee”), within one Business Day after such termination.

(iv) The parties shall take all necessary actions in accordance with Applicable Law to cause the distribution of the Termination Fee to the shareholders of ChipMOS Taiwan, on a pro rata basis, as soon as practicable after its payment by IMOS. The provisions of this Section 11.04(b)(iii) are intended to benefit, and shall be enforceable by, each shareholder of ChipMOS Taiwan.

(c) Other Costs and Expenses. Each party acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if any party fails promptly to pay any amount due to the other party pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce this Agreement that results in a judgment against the non-paying party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

(d) ChipMOS Taiwan agrees that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by IMOS pursuant to this Section 11.04 and such Termination Fee, and any additional amount payable pursuant to Section 11.04(c), is paid in full, ChipMOS Taiwan shall be precluded from any other remedy against IMOS, at law or in equity or otherwise, and ChipMOS Taiwan shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against IMOS or any of IMOS’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.

(e) IMOS agrees that, upon any termination of this Agreement under circumstances where the Reverse Termination Fee is payable by IMOS pursuant to this Section 11.04 and such Reverse Termination Fee, and any additional amount payable pursuant to Section 11.04(c), is paid in full, IMOS shall be precluded from any other remedy against ChipMOS Taiwan, at law or in equity or otherwise, and IMOS shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against ChipMOS Taiwan or any of ChipMOS Taiwan’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions.

Section 11.05. IMOS Disclosure Schedule. The parties hereto agree that any reference in a particular Section of the IMOS Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of IMOS that are contained in the corresponding Section of this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.02 and Section 11.04(b)(iii), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 11.07. Governing Law. This Agreement shall be governed by and construed with regard to, in all respects, including as to validity, interpretation and effect, the Laws of the ROC with respect to contracts performed within that state; provided, that any provisions of this Agreement which relate to the exercise of a director or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which otherwise arise, in each case, under the laws of Bermuda (including mergers under the Bermuda Companies Act) shall be governed by and in accordance with the laws of Bermuda.

Section 11.08. Consent to Jurisdiction; Venue. Each party irrevocably and unconditionally consents, agrees and submits to the exclusive jurisdiction of the Hsinchu District Court (and appropriate appellate courts therefrom) (the “Chosen Courts”), for the purposes of any Legal Action with respect to the subject matter hereof. Each party agrees to commence any Legal Action relating hereto only in the Hsinchu District Court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any litigation, action, suit or proceeding with respect to the subject matter hereof in the Chosen Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably and unconditionally consents to and grants any such court jurisdiction over the Person of such parties and, to the extent legally effective, over the subject matter of any such dispute and agrees that mailing of process or other documents in connection with any such action or proceeding in the manner provided in Section 11.01 hereof or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. The parties agree that a final judgment in any such litigation, action, suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 11.09. Counterparts; Effectiveness. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of this Agreement, each of which shall constitute an original. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10. Entire Agreement. This Agreement and the Bermuda Merger Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and the Bermuda Merger Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement and the Bermuda Merger Agreement. In the event of any inconsistency between the provisions of this Agreement and the Bermuda Merger Agreement, the provisions of this Agreement shall prevail.

Section 11.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached or violated, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy under Applicable Law. Accordingly, each party agrees that, in addition to all other remedies to which it may be entitled, each of the parties is entitled to a decree of specific performance and shall further be entitled to an injunction restraining any violation or threatened violation of any of the provisions of this Agreement without the necessity of posting a bond or other form of security. In the event that any Legal Action should be brought in equity to enforce any of the provisions of this Agreement, no party will allege, and each party hereby waives the defense, that there is an adequate remedy under Applicable Law.

Section 11.13. Language. This Agreement is formulated in both English and Chinese. In case of discrepancy between the two language versions, the English version shall prevail.

[The remainder of this page has been intentionally left blank;

the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

CHIPMOS TECHNOLOGIES INC.

By:	/s/ Jeffrey Y. Tang
Name: Jeffrey Y. Tang
Title: Independent Director

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

By:	/s/ John Yee Woon Seto
Name: John Yee Woon Seto
Title: Independent Director

EXHIBIT A

FORM OF BERMUDA MERGER AGREEMENT

THIS AGREEMENT (this “Agreement”) is made the [insert date].

BETWEEN:

1.	ChipMOS TECHNOLOGIES (Bermuda) LTD., an Bermuda exempted company incorporated in Bermuda with limited liability having its registered office at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda (“IMOS”); and

2.	ChipMOS TECHNOLOGIES INC., a company limited by shares incorporated under the laws of the Republic of China (“ROC”) having its registered office at No. 1 R&D Rd., 1 Hsinchu Science Park, Hsinchu, Taiwan ROC (“ChipMOS Taiwan”).

WHEREAS IMOS and ChipMOS Taiwan have agreed to merge (the “Merger”) pursuant to the terms and conditions of the Agreement and Plan of Merger dated as of dated as of January 21, 2016 between ChipMOS Taiwan and IMOS (the “Merger Agreement”), the provisions of the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”) and the provisions of the Business Merger and Acquisitions Act of the ROC (the “ROC Business M&A Act”) and the Company Act of the ROC (the “ROC Company Act”), and their undertaking, property and liabilities shall vest in ChipMOS Taiwan as the surviving company of the Merger, which shall continue as a company incorporated in the ROC on the terms hereinafter appearing (the surviving company to be known in this Agreement as the “Surviving Company”);

IMOS and ChipMOS Taiwan and the respective members or shareholders thereof deem it advisable and to the advantage, welfare, and best interests of IMOS and ChipMOS Taiwan and their respective members or shareholders to merge IMOS and ChipMOS Taiwan pursuant to the provisions of the Bermuda Companies Act and the ROC Business M&A Act upon the terms and conditions set forth herein; and

The respective members or shareholders of IMOS and ChipMOS Taiwan have, by resolutions duly adopted, approved this Agreement and directed that it be executed by the authorized representatives of respective entities.

NOW IT IS HEREBY AGREED as follows:-

1.	The parties hereby agree that the Merger shall occur and a certificate be issued by the Registrar of Companies effective on [insert date] or at such other subsequent date as IMOS and ChipMOS Taiwan agree pursuant to the terms of this Agreement and in accordance with the Bermuda Companies Act, the ROC Business M&A Law and the ROC Companies Act (the “Effective Time”).

2.	The Articles of Incorporation of the Surviving Company shall be that of ChipMOS Taiwan.

3.	The Surviving Company shall be called “ChipMOS TECHNOLOGIES INC.” in English and “ ” in Chinese.

4.	The registered office of the Surviving Company is situated at No. 1 R&D Rd., 1 Hsinchu Science Park, Hsinchu, Taiwan ROC.

5.	The names and addresses of the persons proposed to be directors of the Surviving Company are as follows:-

[insert list]

6.	On the Effective Time, by virtue of the Merger and without any action on the part of IMOS and ChipMOS Taiwan or the holder of any shares of IMOS and ChipMOS Taiwan, each common share, par value US$0.04 each, of IMOS (“IMOS Share”) issued and outstanding immediately prior to the Effective Time (i) shall be converted into the right to receive (x) a number of American depositary shares of ChipMOS Taiwan (“ChipMOS Taiwan ADSs”), with each ChipMOS Taiwan ADS representing 20 common shares, par value NT$10 each, of ChipMOS Taiwan (“ChipMOS Taiwan Shares”) equal to 0.9355 (the “Share Consideration”), and (y) an amount in cash equal to US$3.71 (the “Cash Consideration” and together with the Share Consideration, together with any cash in lieu of fractional ChipMOS Taiwan ADSs pursuant to Section 7 hereof, the “Merger Consideration”), and (ii) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and, subject to Section 2.05 of the Merger Agreement, shall thereafter represent only the right to receive the Merger Consideration, without interest.

7.	No fractional ChipMOS Taiwan ADSs shall be issued in the Merger. All fractional ChipMOS Taiwan ADSs that any holder of certificated or uncertificated IMOS Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional ChipMOS Taiwan ADS results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing price for a ChipMOS Taiwan Share on the Taiwan Stock Exchange Corporation on the trading day immediately preceding the Effective Time, in US$ based on the average closing NT$:US$ buying cash rate published by the Bank of Taiwan for such date, by the product of the fraction of a ChipMOS Taiwan ADS to which such holder would otherwise have been entitled, multiplied by 20.

8.	Each of [insert names] are severally authorized, empowered, and directed to do any and all acts and things, and to make, execute, deliver, file, and record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions of this Agreement or of the Merger, including, without limitation filing a certificate regarding the Merger with the appropriate ROC authorities.

9.	IMOS agrees that it may be served with process in Bermuda in any action, suit or proceeding for the enforcement of any obligation of IMOS, and hereby irrevocably appoints [insert] of [insert] as its agent to accept service of process in any such action, suit or proceeding arising out of actions or omissions of IMOS occurring prior to the Merger.

10.	All necessary approvals and declarations shall be obtained from the shareholders and officers of the IMOS and the IMOS shall file the requisite notice with the Bermuda Registrar of Companies.

11.	The Surviving Company shall file with the Bermuda Registrar of Companies a copy of the certificate of merger (or such other documentary evidence of the merger) issued by the ROC within 30 days after the date of issue thereof.

12.	At the Effective Time, IMOS shall terminate the IMOS Share Plans (as defined in the Merger Agreement), and:

a.	each outstanding IMOS Share Option (as defined in the Merger Agreement), whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and IMOS Share Plan and, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product of (x) the total number of IMOS Shares subject to such IMOS Share Option immediately prior to the Effective Time and (y) the excess, if any, of the Per Share Value (as defined in the Merger Agreement) over the exercise price per IMOS Share of such cancelled IMOS Share Option, less applicable withholding taxes. For the avoidance of doubt, in the event that the product obtained by such calculation with respect to a IMOS Share Option is zero or a negative number than such IMOS Share Option shall, immediately prior to the Effective Time, be cancelled without consideration and such IMOS Share Option shall have no further force or effect; and

b.	each outstanding IMOS SAR (as defined in the Merger Agreement), whether vested or unvested, shall be treated in accordance with the terms of the applicable grant or award agreement and IMOS Share Plan and, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon, equal to the product of (x) the total number of IMOS Shares subject to such IMOS SAR immediately prior to the Effective Time and (y) the excess, if any, of the Per Share Value over the exercise price per IMOS Share of such cancelled IMOS SAR, less applicable withholding taxes. For the avoidance of doubt, in the event that the product obtained by such calculation with respect to an IMOS SAR is zero or a negative number than such IMOS SAR shall, immediately prior to the Effective Time, be cancelled without consideration and such IMOS SAR shall have no further force or effect.

13.	On the Effective Time, (i) the property of each of IMOS and ChipMOS Taiwan shall become property of the Surviving Company; (ii) the Surviving Company shall continue to be liable for the obligations of each of IMOS and ChipMOS Taiwan; (iii) any existing cause of action, claim or liability to prosecution shall be unaffected; (iv) a civil, criminal or administrative action or proceeding ending by or against IMOS or ChipMOS Taiwan may be continued to be prosecuted by or against the Surviving Company; and (v) a conviction against, or ruling, order or judgement in favour of or against, IMOS or ChipMOS Taiwan may be enforced by or against the Surviving Company. The management and operation of ChipMOS Taiwan will remain substantially the same at and after the Merger.

14.	This Agreement shall terminate upon the earliest to occur of: (i) an agreement in writing between ChipMOS Taiwan and IMOS at any time prior to the Effective Time; and (ii) automatically upon termination of the Merger Agreement in accordance with its terms.

15.	This Agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the non-exclusive jurisdiction of the courts of Bermuda.

16.	This Agreement may be executed in counterparts each of which when executed and delivered shall constitute an original but all such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

SIGNED for and on behalf of ChipMOS TECHNOLOGIES (Bermuda) LTD.

By

Name

Title

ChipMOS TECHNOLOGIES INC.

SIGNED for and on behalf of ChipMOS TECHNOLOGIES INC.

By

Name

Title